Exhibit 99.135

APHRIA INC.

NOTICE OF ANNUAL AND SPECIAL SHAREHOLDER MEETING

NOTICE AND ACCESS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of shareholders of Aphria Inc. (“Aphria” or the “Company”) will be held on Friday, November 2, 2018 at 2:00 p.m. (Eastern Daylight Time) at 199 Bay St., Suite 5300, Toronto, ON, M5L 1B9, Ontario for the following purposes:

1.                                      to receive the annual audited financial statements of the Company for the financial year ended May 31, 2018, together with the report of the auditor thereon;

2.                                      to elect directors of the Company to hold office until the close of the next annual meeting of the shareholders of the Company or until their successors shall be elected or appointed;

3.                                      to appoint the auditor of the Company, to hold office until the close of the next annual meeting of the shareholders of the Company or until a successor is appointed, and to authorize the directors of the Company to fix the remuneration of the auditor;

4.                                      to consider and, if thought fit, approve a new Omnibus Long-Term Incentive Plan for the Company;

5.                                      considering other business that may properly come before the Meeting or any adjournment thereof.

As a shareholder of Aphria, it is very important that you read this material carefully and then vote your common shares, either by proxy or in person at the Meeting. The voting procedure is explained in detail in the accompanying management’s information circular in respect of the Meeting to be held on November 2, 2018 (the “Circular”).

This Notice of Meeting, and the Circular and the annual financial statements for the year ended May 31, 2018, along with the related management discussion and analysis (the “Financial Statements and MD&A”) have been posted on the Company’s website at https://aphria.com/investors/documents and on Aphria’s profile on www.SEDAR.com.

In lieu of mailing the Notice of Meeting and Circular and our Financial Statements and MD&A, we are using the notice-and-access mechanism under National Instrument 54-101 — Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) to provide access to an electronic copy of these documents to registered holders and beneficial owners of Aphria’s common shares by posting them on the websites noted above. Notice-and-access allows issuers to post electronic versions of proxy-related materials (such as proxy circulars and annual financial statements) on-line, via the System for Electronic Data Analysis and Retrieval (“SEDAR”) and one other website, rather than mailing paper copies of such materials to shareholders. Shareholders who have previously provided standing instructions will receive a paper copy of these documents.

Shareholders with questions about notice-and-access can call the Company’s transfer agent Computershare Investor Services Inc. (“Computershare”) toll free at 1-866-962-0498. Shareholders may also obtain paper copies of this Circular, the Financial Statements and MD&A free of charge by contacting Computershare at the same toll-free number or upon request to the Corporate Secretary of the Company. A request for paper copies which are required in advance of the Meeting should be sent so that they are received by Computershare or the Company, as applicable, by Friday October 25, 2018, in order to allow sufficient time for Shareholders to receive their paper copies and to return a) their form of proxy to Computershare or the Company, or b) their voting instruction form to their intermediaries by its due date.

The record date for determining the shareholders entitled to receive notice of and vote at the Meeting, is the close of business (5:00 p.m. (EDT) on September 19, 2018 (the “Record Date”). Only shareholders whose names have been entered in the register of Aphria shareholders as of close of business on the Record Date are entitled to receive notice of and vote at the Meeting.

Registered shareholders may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting, or any adjournment or postponement thereof, in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment or postponement thereof. To be effective, the form of proxy must be received by Aphria’s transfer agent Computershare Investor Services Inc. at its offices at 100 University Avenue, 8th Floor, North Tower, Toronto, ON, M5J 2Y1 (according to the instructions on the proxy), not less than forty-eight (48) hours (other than a Saturday, Sunday or holiday) immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).

If you are a nonregistered holder of common shares and have received these materials through your broker or through another intermediary, please follow the instructions set out in the voting instruction form or other instructions received from the financial intermediary to ensure that your common shares will be voted at the Meeting.

Dated this 24th day of September 2018.

BY ORDER OF THE BOARD OF DIRECTORS

“Vic Neufeld”

Vic Neufeld
Chief Executive Officer and Chair of the Board of Directors